October 7, 2022

Mr. Joseph Klinko, Staff Accountant	VIA EDGAR

Mr. Karl Hiller, Branch Chief

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington D.C. 20549

Phone: (202) 551-3824

Re:	Vertex Energy Inc. Form 10-K for the Fiscal Year ended December 31, 2021 Filed March 14, 2022 File No. 001-11476

Dear Mr. Klinko and Mr. Hiller:

On behalf of Vertex Energy, Inc., a Nevada corporation (the “Company”), I confirm receipt of the comment letter received by the Company from the staff of the Securities and Exchange Commission (the “Staff” and the “Commission”), dated September 22, 2022 (the “Letter”), relating to the above referenced Annual Report on Form 10-K (the “Annual Report”).

The Company’s responses to the Staff’s comments set forth in the Letter are indicated below, directly following a restatement of each comment in bold type.

Form 10-K for the Fiscal Year ended December 31, 2021

Business, page 7

1.        We note that you have provided many details under this heading although have not included individual page numbers within the Business section such that the entire section is associated with a single page, and that both the Business and Risk Factor sections are associated with a single page in your Table of Contents. Please utilize page numbers where generally appropriate or conducive to navigation through and comprehension of the disclosures that you provide.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we will utilize page numbers in our future filings with the Commission where applicable. We believe the lack of page numbering in the section entitled “Business” in the Annual Report was due to an issue with the Edgar conversion process and moving forward we will ensure that all page numbers are included. Furthermore, we will update our Table of Contents sections as appropriate to accurately reflect the page numbering of referenced section headings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 60

2.        We note that your discussion and analysis does not appear to extend to any particular aspects of the UMO Business that you are reporting as discontinued operations, other than your reference to the associated net income on page 60. Given the termination of your sale agreement in January 2022, it would appear that further discussion and analysis of its operations should be provided in advance of securing an alternative sale.

Please also expand the discussion and analysis in your subsequent interim reports to include quantification of volumes managed or processed by your operating segments, effects attributed to your recently acquired refinery operations, and differentiation between changes in revenues attributable to volumes and prices.

RESPONSE:

We acknowledge the Staff’s comment and confirm that in our subsequent interim reports, we will include a further discussion and analysis of the operations of the UMO Business that we report as discontinued operations to clarify the particular aspects of the UMO Business which we refer to as discontinued operations [see also the response to Comment 6, below], and will separately include (1) quantification of volumes managed or processed by our operating segments, (2) the effects attributed to our recently acquired refinery operations, and (3) differentiation between changes in revenues attributable to volumes and prices.

Financial Statements

Note 12 - Earnings Per Share, page F-43

3.        Please address the requirement to provide a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations as prescribed by FASB ASC 260-10-50-1.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we will provide a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations as prescribed by FASB ASC 260-10-50-1 in the notes to the Company’s future financial statements. We also note that we provided the reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations for the periods ended March 31, 2022 and June 30, 2022, in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022 and June 30, 2022, respectively, and will continue to do so as necessary. Note also that the Company was in a net loss position at both December 31, 2021 and 2020 resulting in all securities being classified as antidilutive. Please see the below from our March 31, 2022 Quarterly Report as an example of the disclosures we will include in future filings and the presentation of the information from our Annual Report which has been updated to include a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations:

The following is a reconciliation of the numerator and denominator for basic and diluted earnings per share for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
	2022	2021
Basic loss per Share
Numerator:
Net loss available to shareholders from continuing operations	$(14,961,744)	$(3,373,859)
Net income available to shareholders from discontinued operations, net of tax	9,992,889	4,008,891
Net income (loss) available to common shareholders	$(4,968,855)	$635,032
Denominator:
Weighted-average common shares outstanding	63,372,005	47,709,450
Continuing operations	$(0.24)	$(0.07)
Discontinued operations, net of tax	$0.16	$0.08
Basic earnings (loss) per share	$(0.08)	$0.01

Diluted Earnings per Share
Numerator:
Net loss available to shareholders from continuing operations	$(14,961,744)	$(3,373,859)
Net income available to shareholders from discontinued operations, net of tax	9,992,889	4,008,891
Net income (loss) available to common shareholders	$(4,968,855)	$635,032
Denominator:
Weighted-average shares outstanding	63,372,005	47,709,450
Effect of dilutive securities
Stock options and warrants	—	876,886
Preferred stock	—	419,859
Diluted weighted-average shares outstanding	63,372,005	49,006,195
Continuing operations	$(0.24)	$(0.07)
Discontinued operations, net of tax	$0.16	$0.08
Diluted earnings (loss) per share	$(0.08)	$0.01

The following is a reconciliation of the numerator and denominator for basic and diluted earnings per share for the years ended December 31, 2022, 2021 and 2020:

	For the Years Ended December 31,
	2022	2021	2020
Basic loss per Share
Numerator:
Net loss available to shareholders from continuing operations	$(32,852,867)	$(25,133,771)	$(11,855,611)
Net income available to shareholders from discontinued operations, net of tax	12,247,610	(5,628,493)	409,983
Net income (loss) available to common shareholders	$(20,605,257)	$(30,762,264)	$(11,445,628)
Denominator:
Weighted-average common shares outstanding	56,302,716	45,509,470	40,988,946
Continuing operations	$(0.58)	$(0.55)	$(0.29)
Discontinued operations, net of tax	$0.22	$(0.12)	$0.01
Basic earnings (loss) per share	$(0.36)	$(0.67)	$(0.28)

Diluted Earnings per Share
Numerator:
Net loss available to shareholders from continuing operations	$(32,852,867)	$(25,133,771)	$(11,855,611)
Net income available to shareholders from discontinued operations, net of tax	12,247,610	(5,628,493)	409,983
Net income (loss) available to common shareholders	$(20,605,257)	$(30,762,264)	$(11,445,628)
Denominator:
Weighted-average shares outstanding	56,302,716	45,509,470	40,988,946
Effect of dilutive securities
Stock options and warrants	—	—	—
Preferred stock	—	—	—
Diluted weighted-average shares outstanding	56,302,716	45,509,470	40,988,946
Continuing operations	$(0.58)	$(0.55)	$(0.29)
Discontinued operations, net of tax	$0.22	$(0.12)	$0.01
Diluted earnings (loss) per share	$(0.36)	$(0.67)	$(0.28)

Note 17 - Segment Reporting, page F-49

4.        We note that you have maintained your description of products sold by the Black Oil operating segment, as reported in prior years, with no apparent change to reflect your planned sale of the UMO Business, which you have reclassified as discontinued operations. However, you previously reported significant sales for the Black Oil segment including base oil, industrial fuel, other re-refinery products, and VGO/marine fuel sales, all of which are now shown in your report to be zero. Please revise your disclosures as necessary to address the change in segment composition and to provide the information prescribed by FASB ASC 280-10-50-21, including the specific factors used to identify your reportable segments, the basis of organization, and an indication of whether operating segments have been aggregated.

RESPONSE:

We will continue to use portions of our current Black Oil segment after the potential sale of our UMO Business. Specifically, the re-refining complex located in Belle Chasse, Louisiana, which we refer to as our Myrtle Grove Facility is in the Black Oil segment and is part of our continuing operations. Additionally, starting in 2022, a new division, “Marine”, has been established and is also included in our Black Oil segment. In addition, we included corporate selling, general and administrative (SG&A) expenses in the Black Oil segment, which is consistent with previous year presentations.

Below are revisions (marked in bold and underline) to our prior introductory disclosures under “Note 17 - Segment Reporting”, to address the planned sale of the UMO Business, which we have reclassified as discontinued operations.

“The Company’s reportable segments include the (1) Black Oil, (2) Refining and Marketing, and (3) Recovery segments.

(1) The Black Oil segment continued operations consist primarily of the sale of (a) other re-refinery products, recovered products, and used motor oil; (b) specialty blending and packaging of lubricants, (c) transportation revenues; and (d) the sale of VGO (vacuum gas oil)/marine fuel and the Black Oil segment discontinued operations include the sale of (a) petroleum products which include base oil and industrial fuels—which consist of used motor oils, cutterstock and fuel oil generated by our facilities; (b) oil collection services—which consist of used oil sales, burner fuel sales, antifreeze sales and service charges; (c) the sale of other re-refinery products including asphalt, condensate, recovered products, and used motor oil; (d) transportation revenues; and (e) the sale of VGO (vacuum gas oil)/marine fuel.

(2) The Refining and Marketing segment consists primarily of the sale of pygas; industrial fuels, which are produced at a third-party facility; and distillates.

(3) The Recovery segment consists primarily of revenues generated from the sale of ferrous and non-ferrous recyclable Metal(s) products that are recovered from manufacturing and consumption. It also includes revenues generated from trading/marketing of Group III Base Oils.

We also disaggregate our revenue by product category for each of our segments, as we believe such disaggregation helps depict how our revenue and cash flows are affected by economic factors.”

We plan to provide disclosures similar to the above in future periodic filings.

Additionally, with the recent acquisition during the second quarter of the Mobile Refinery, our segment reporting and analysis will be enhanced around this asset. We are currently working to address the change in segment composition and determine the best way to provide the information prescribed by FASB ASC 280-10-50-21, including the specific factors used to identify our reportable segments, the basis of organization, and an indication of whether operating segments have been aggregated, which we expect to be completed in the first quarter of 2023.

Note 19 - Discontinued Operations, page F-52

5.        We note that you began reporting the UMO Business as discontinued operations when filing your interim report for the quarter ended September 30, 2021, and that although the agreement was terminated on January 25, 2022 without a sale, you continue to report the UMO Business as discontinued operations.

Under FASB ASC 205-20-45-1F, you would ordinarily need to reclassify the UMO Business as held and used if you no longer meet the criteria in 45-1E, although it appears you would consider whether an exception to the time period would be available under 45-1G(c), while otherwise meeting the criteria in 45-1E.

Tell us how you have considered this criteria subsequent to the termination. For example, given that you had sought shareholder approval for the original plan of sale, please clarify whether you would not also need to obtain shareholder approval for a new plan of sale prior to meeting the criteria in FASB ASC 205-20-45-1E(a).

Please describe your efforts to sell the UMO Business subsequent to the termination, with details sufficient to understand how you would fairly characterize the UMO Business as “being actively marketed at a price that is reasonable given the change in circumstances,” with reference to the previously contemplated terms of sale, clarifying how your asking price compares to previous arrangement and fair value of the UMO Business.

Please provide any additional details that are necessary to show how you have appropriately concluded that sale within one year is probable and that actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn, if this is your view.

RESPONSE:

We acknowledge the Staff’s comment.

In regards to our efforts to sell the UMO Business subsequent to the termination of the prior sale agreement in January 2022, notwithstanding such termination in January 2022, we have continued to seek potential sale transactions through a third party investment banking firm which we engaged to help us complete the divestiture, Houlihan Lokey (“Houlihan”). Houlihan was engaged in March 2022 and has, on our behalf, since such date, reached out to potential purchasers in an effort to secure a sale of our UMO Business. We have had discussions with several parties to date and hope to be in a position to enter into a definitive sale agreement in the near term – additionally, as discussed in further detail below, we no longer believe the sale of our UMO Business would require shareholder approval and as such expect to be able to move forward with such sale quicker than was previously required. As a result of the ongoing activities and timelines we believe that we still meet the criteria found in FASB ASC 205-20-45-1E and FASB ASC 205-20-45-1G.

Subsequent to the April 1, 2022 acquisition of the Mobile, Refinery our UMO Business operations no longer consist of ‘all or substantially all’ of our assets and as such, we have determined that the sale of such operations does not reach a level that would require shareholder approval if sold under Nevada law. As such, the requirement to obtain shareholder approval for any subsequent sale of the UMO Business is no longer necessary.

6.        We note that you have numerous disclosures throughout your filing equating the discontinued operations with your Black Oil Segment and the UMO Business. However, while you report the UMO Business as discontinued operations, you also report activity for the Black Oil segment in Note 17.

Please revise disclosures regarding the discontinued operations and operating segments throughout the filing as necessary to differentiate between the UMO Business and the operations of the Black Oil segment to be retained and which you continue to report.

RESPONSE:

There are certain on-going operations within the Black Oil segment that are not specifically part of the UMO business. These include the following assets and operations: our Marine bunkering operations, our Myrtle Grove Facility, and our finished lubricants and metal operations.

Included in Appendix A are redlined changes to the disclosures in the Annual Report to clarify the prior disclosures regarding the discontinued operations and operating segments to differentiate between the UMO Business and the operations of the Black Oil segment to be retained and which we continue to report. Appendix B is a clean version of the same redlined disclosures. We plan to make corresponding changes in future periodic filings moving forward.

* * * * *

If you have any questions, please do not hesitate to contact the undersigned at (281) 538-9802 xt. 104.

Very truly yours,

/s/ Chris Carlson

Chris Carlson

Chief Financial Officer

APPENDIX A

Additions to the language in the Annual Report are in blue font below.

Deletions to the language in the Annual Report are in red font below, with ~~strikethroughs~~.

Information which is moved is in green font.

~~Omega Refining Acquisition~~

~~In May 2014, we acquired certain of the assets of Omega Refining, LLC (“Omega Refining”), Bango Refining NV, LLC (“Bango Refining”) and Omega Holdings Company LLC (“Omega Holdings” and collectively with Omega Refining and Bango Refining, “Omega” or the “sellers”) related to (1) the operation of oil re-refineries and, in connection therewith, purchasing used lubricating oils and re-refining such oils into processed oils and other products for the distribution, supply and sale to end-customers and (2) the provision of related products and support services. The assets included Omega’s Marrero, Louisiana plant which produces vacuum gas oil (VGO) and a Bango, Nevada plant which produces base lubricating oils. We acquired the assets in the name of our indirect wholly-owned subsidiary, Vertex Refining LA, LLC (“Vertex LA”). The assets and operations acquired from Omega fall under our Black Oil segment. The Bango Refining operations were sold in January 2016.~~

Heartland Acquisition

    In December 2014, we acquired substantially all of the assets of Warren Ohio Holdings Co., LLC, f/k/a Heartland Group Holdings, LLC (“Heartland”) related to and used in an oil re-refinery and, in connection with the collecting, aggregating and purchasing of used lubricating oils and the re-refining of such oils into processed oils and other products for the distribution, supply and sale to end-customers, including raw materials, finished products and work-in-process, equipment and other fixed assets, customer lists and marketing information, the name ‘Heartland’ and other related trade names, Heartland’s real property relating to its used oil refining facility located in Columbus, Ohio, the ownership of 65% of which was transferred to Tensile in connection with the Heartland SPV (discussed below), effective January 1, 2020, used oil storage and transfer facilities located in Columbus, Zanesville and Norwalk, Ohio, and leases related to storage and transfer facilities located in Zanesville, Ohio, Mount Sterling, Kentucky, and Ravenswood, West Virginia (collectively, the “Heartland Assets”). The Heartland Assets were acquired by our indirect wholly-owned subsidiary, Vertex Refining OH, LLC ("Vertex OH"). The assets and operations acquired from Heartland fall under our Black Oil segment and are in the process of being sold by the Company as part of the UMO Business (discussed and defined below).

* * * * *

Description of Business Activities:

We are an environmental services company that recycles industrial waste streams and off-specification commercial chemical products. Our primary focus is recycling used motor oil and other petroleum by-products. We are engaged in operations across the entire petroleum recycling value chain including collection, aggregation, transportation, storage, re-refinement, and sales of aggregated feedstock and re-refined products to end users. We operate in three segments:

(1) Black Oil,

(2) Refining and Marketing, and

(3) Recovery.

We currently provide our services in 15 states, primarily in the Gulf Coast, Midwest and Mid-Atlantic regions of the United States. For the rolling twelve-month period ending December 31, 2021, we aggregated approximately 87.5 million gallons of used motor oil and other petroleum by-product feedstocks and managed the re-refining of approximately 79.7 million gallons of used motor oil with our proprietary TCEP, VGO and Base Oil processes.

Our Black Oil- our continued operations segment operates a facility in Marrero, Louisiana, which re-refines used motor oil and also produces VGO and owns 85% of an entity which owns a re-refining complex in Belle Chasse, Louisiana, which we call our Myrtle Grove facility. On April 1, 2022, the Company acquired the remainder 15% interest in MG SPV from Tensile and we now own 100% of this facility. This segment also includes our Vertex finished lubricants operations of specialty blending and packaging of lubricants. Additionally, in January 2022, our Marine bunkering operations became part of this segment. This division trades and sells marine fuel to customers.

Our Black Oil- discontinued operations segment collects and purchases used motor oil directly from third-party generators, aggregates used motor oil from an established network of local and regional collectors, and sells used motor oil to our customers for use as a feedstock or replacement fuel for industrial burners. We operate a refining facility that uses our proprietary TCEP and we also utilize third-party processing facilities. TCEP’s original purpose was to re-fine used oil into marine cutterstock; however, in the third quarter of fiscal 2015, that use ceased to be economically accretive, and instead, we operated TCEP for the purposes of pre-treating our used motor oil feedstock prior to shipping to our facility in Marrero, Louisiana. During the fourth quarter of 2019, the original purpose of TCEP once again became economically viable and at that time we switched to using TCEP to re-fine used oil into marine cutterstock; provided that with the decline in oil prices and challenges in obtaining feedstock during early 2020, we switched back to using TCEP for the purposes of pre-treating our used motor oil feedstock prior to shipping to our facility in Marrero, Louisiana, and continuing through the filing date of this report.

~~We also operate a facility in Marrero, Louisiana, which facility re-refines used motor oil and also produces VGO and own 85% of an entity which owns a re-refining complex in Belle Chasse, Louisiana, which we call our Myrtle Grove facility.~~

Our Refining and Marketing segment aggregates and manages the re-refinement of used motor oil and other petroleum by-products and sells the re-refined products to end customers. In addition, we are distributing refined motor fuels such as gasoline, blended gasoline products and diesel used as engine fuels, to third party customers who typically resell these products to retailers and end consumers.

           Our Recovery segment includes a generator solutions company for the proper recovery and management of hydrocarbon streams as well as metals which includes transportation and marine salvage services throughout the Gulf Coast.

Black Oil Segment

In our Myrtle Grove, Louisiana facility, we are able to re-refine used motor oil and produce a Vacuum Gas Oil (VGO) product that is sold to refineries as well as to the marine fuels market. Vertex Lubricants is strategically located in the middle of Houston, Texas, the heart of the oil industry for North America. Our facility is within three miles of the largest collection of base oils in the world, and because we are conveniently located in the epicenter of oil production, we believe we can develop and manufacture the highest quality lubricants in the most efficient manner. Additionally, we take pride in ourselves as a specialty blending and packaging company. This facility is part of our continued operations.

Discontinued operations of Vertex ~~include the Black Oil Segment,~~ also referred to as the UMO Business, includes a portion of the Black Oil Segment, Refer to “Part II” - “Item 8. Financial Statements and Supplementary Data”, Note 19, “Discontinued Operations” for additional information.~~Our~~ Assets which form a part of our Black Oil ~~segment is engaged~~Segment which will not be sold as part of the sale of the UMO Business consent of (1) our re-refining complex located in Belle Chasse, Louisiana, which we refer to as our Myrtle Grove Facility; (2) our Marine division established in 2022, which consists of blending and distribution of fuels to the marine market; and (3) our finished lubricants and metal ~~operations across the entire used motor oil recycling value chain, including collection, aggregation, transportation, storage, refinement, and sales of aggregated feedstock and re-refined products to end users. We collect and purchase used oil directly from generators such as oil change service stations, automotive repair shops, manufacturing facilities, petroleum refineries,~~the distribution and ~~petrochemical manufacturing operations. We own a fleet of 43 collection vehicles, which routinely visit generators to collect and purchase used motor oil. We also aggregate used oil from a diverse network of approximately 50 suppliers who operate similar collection businesses to ours.~~

~~We manage the logistics of transport, storage and delivery of used oil to our customers. We own a fleet of 30 transportation trucks and more than 80 aboveground storage tanks with over 8.6 million gallons~~blending of ~~storage capacity. These assets are used by both the Black Oil segment and the Refining and Marketing segment. In addition, we also utilize third parties for the transportation and storage of used oil feedstocks. Typically, we sell used oil to our customers in bulk to ensure efficient delivery by truck, rail, or barge. In many cases, we have contractual purchase and sale agreements with our suppliers and customers, respectively. We believe these contracts are beneficial to all parties involved because it ensures that a minimum volume is purchased from collectors and generators, a minimum volume is sold to our customers, and we are able to minimize our inventory risk by a spread between the costs to acquire used oil and the revenues received from the sale and delivery of used oil. Also, as discussed above under “Description of Business Activities”, from time to time, when market conditions warrant (i.e., when oil prices are sufficiently high), we have used our proprietary TCEP technology to re-refine used oil into marine fuel cutterstock. Due to the decline in oil prices and challenges in obtaining feedstock during the first quarter of 2020, we have used TCEP solely to pre-treat our used motor oil feedstock prior to shipping to our facility in Marrero, Louisiana. In addition, at our Marrero, Louisiana facility, we produce a Vacuum Gas Oil (VGO) product that is sold to refineries~~lubricants as well as ~~to the marine fuels market. At our Columbus, Ohio facility (Heartland Petroleum), the ownership of 65% of which was transferred to Tensile in connection with the Heartland SPV (discussed above), effective January 1, 2020, we produce a base oil product that is sold to lubricant packagers and distributors~~a metal recovery operation.

Refining and Marketing Segment

Our Refining and Marketing segment is engaged in the aggregation of feedstock, re-refining it into higher value end products, and selling these products to our customers, as well as related transportation and storage activities. We aggregate a diverse mix of feedstocks including used motor oil, petroleum distillates, transmix and other off-specification chemical products. These feedstock streams are purchased from pipeline operators, refineries, chemical processing facilities and third-party providers~~, and are also transferred from our Black Oil segment.~~. We have a toll-based processing agreement in place with Monument Chemical Port Arthur, LLC (formerly with KMTEX) to re-refine feedstock streams, under our direction, into various end products that we specify. Monument Chemical uses industry standard processing technologies to re-refine our feedstocks into pygas, gasoline blendstock and marine fuel cutterstock. We sell all of our re-refined products directly to end-customers or to processing facilities for further refinement. In addition, we are distributing refined motor fuels such as gasoline, blended gasoline products and diesel used as engine fuels, to third party customers who typically resell these products to retailers and end consumers.

* * * * *

The way that the product categories above fit into our three operating segments (1) Black Oil; (2) Refining and Marketing; and (3) Recovery, are indicated below:

	Black Oil(1)	Refining and Marketing(2)	Recovery(3)
Base oil	X		X
Pygas		X
Industrial fuel	X	X
Distillates		X
Oil collection services	X
Metals			X
Other re-refinery products	X		X
VGO/Marine fuel sales	X

(1) As discussed in greater detail above under “Black Oil Segment”, the Black Oil segment ~~consists primary of~~continued operations consist primarily of the sale of (a) other re-refinery products, recovered products, and used motor oil; (b) specialty blending and packaging of lubricants, (c) transportation revenues; and (d) the sale of VGO (vacuum gas oil)/marine fuel and the Black Oil segment discontinued operations include the sale of (a) petroleum products which include base oil and industrial fuels—which consist of used motor oils, cutterstock and fuel oil generated by our facilities; (b) oil collection services—which consist of used oil sales, burner fuel sales, antifreeze sales and service charges; (c) the sale of other re-refinery products including asphalt, condensate, recovered products, and used motor oil; (d) transportation revenues; and (e) the sale of VGO (vacuum gas oil)/marine fuel.

(2) As discussed in greater detail above under “Refining and Marketing Segment”, the Refining and Marketing segment consists primarily of the sale of pygas; industrial fuels, which are produced at a third-party facility (Monument Chemical); and distillates.

(3) As discussed in greater detail above under “Recovery Segment”, the Recovery segment consists primarily of revenues generated from the sale of ferrous and non-ferrous recyclable Metal(s) products that are recovered from manufacturing and consumption. It also includes revenues generated from trading/marketing of Group III Base Oils.

* * * * *

Customers

The Black Oil segment sells refined products, recovered products, used oil, VGO, ~~base oil~~ and ~~other petroleum feedstocks~~blended lubricants to numerous customers in the Gulf Coast~~and Midwest regions of the United States~~. The primary customers of its products are packagers, distributers, blenders and industrial burners, as described above as well as re-refiners of the feedstock. ~~The Black Oil segment is party to various feedstock sale agreements whereby we sell used oil feedstock to third parties. The agreements provide for us to sell certain minimum gallons of used oil feedstock per month at a price per barrel equal to our direct costs, plus certain commissions, based on the quality and quantity of the used oil we supply.~~

The Recovery segment does not rely solely on contracts, but mainly on the spot market as well as a strategic network of customers and vendors to support the purchase and sale of its products which are commodities. It also relies on project-based work which it bids on from time to time of which there is no guarantee or assurance of repeat business.

* * * * *

Properties and Facilities

Continued operations

        Prior to June 17, 2019, we owned all of, and subsequent to June 17, 2019, as a result of the MG Purchase Agreement, defined and described above under “Part I” - “Item 1. Business” - “Prior Material Acquisitions and Transactions” - “Heartland Share Purchase and Subscription Agreement”- “Myrtle Grove Share Purchase and Subscription Agreement”, we own 85% of an entity which leases 45 acres of land on the Gulf Coast in Myrtle Grove, Louisiana. The site, which is currently being developed, is located approximately 26 miles from the Marrero facility (described above). Existing infrastructure includes offices and maintenance buildings, a lab, a control room, and a process area with existing piling and concrete, loading and unloading areas and fire protection for the process area. We also transferred additional refining equipment which we owned or leased located on the site to MG SPV in connection with the transaction described above. The lease has a term expiring on March 24, 2022, and a rental cost of $54,000 per month. The lease also has 10 additional five-year term renewal options through 2072, with the rental cost of each extension term increasing by 8% of the preceding term. This facility is related to the operations of the Black Oil segment.

Our lubricants facility is strategically located in the middle of Houston, Texas, the heart of the oil industry for North America. Our facility is within three miles of the largest collection of base oils in the world, and because we are conveniently located in the epicenter of oil production, we believe we can develop and manufacture the highest quality lubricants in the most efficient manner.

Discontinued operations

The Company owns three oil collection facilities operated by H&H Oil, which are located in Houston, Austin, and Corpus Christi, Texas. The three owned locations range from 2 acres to 5 acres in area and have offices, storage tank facilities, small warehouse facilities for operations and yard areas for the parking of trucks. These facilities are related to the operations of the Black Oil segment.

In addition, the Company leases four smaller facilities, one located in San Antonio, Texas, one in Mission, Texas, one in Pittsburg, Texas, and one in Dallas, Texas, each with a small yard for the parking of trucks, small storage tanks and an office. The San Antonio facility is leased under a thirty-six month lease which expired in June 2013 (subject to our right to renew the lease for an additional twelve months and/or purchase the property at the end of the lease term), which has a rental cost of $2,500 per month, provided that while not formally extended, we continue to operate under the same cost on a month to month basis. The Mission, Texas lease had a term expiring on September 1, 2021, and a rental cost of $1,250 per month, provided that we continue to operate under the same cost on a month-to-month basis after such expiration. The Pittsburg lease is for three years, expiring May 1, 2024, at a monthly cost of $4,776. The Dallas lease has a term through October 31, 2022, for a rental cost of $3,500 per month. These facilities are related to the operations of the Black Oil segment.

The Company leases a 19-acre tank terminal facility in Baytown, Texas, where it aggregates the majority of the used motor oil for its TCEP technology. The TCEP technology is located on-site at this facility, which also has facilities for the loading and unloading of trucks and barges located near the Houston Ship Channel. The lease relating to this facility expires on November 30, 2032. The monthly rent relating to this facility is approximately $25,000 per month through November 2027, and $30,000 per month during the remaining term of the lease. The lease contains a provision providing the landlord the right to buy out our rights under the lease for the fair market value of such rights (as provided in the lease agreement) upon the occurrence of any change of control of the Company, including the sale of substantially all of our assets; or our merger with another entity which results in our shareholders holding less than 50% of the voting stock of the post-merger entity. Additionally, we have a right of first refusal to buy the landlord’s interest in the property leased in the event the landlord receives a bona fide offer to sell the premises and notifies us of its intent to accept such offer. This facility is related to the operations of the Black Oil segment.

We also lease approximately 6,848 square feet of office space at our current principal executive office located at 1331 Gemini St., Suite 250, Houston, Texas 77058. The office rent is $10,985 per month through August 31, 2022, the end of the lease term. This property relates to general administrative functions of the Company and is proportionally allocated to each of our three segments.

The Company leases four smaller facilities, two located in Zanesville and Sandusky, Ohio, one in Mount Sterling, Kentucky, and one in Ravenswood, West Virginia each with a small yard for the parking of trucks, small storage tanks and an office. The Zanesville facility is leased under a twelve-month lease with automatic renewals (subject to either party providing a written notice to the other party of the intent to cancel the lease prior to thirty days from the expiration of the current term), which has a rental cost of $3,500 per month. The Mount Sterling, Kentucky lease has a term expiring on April 30, 2024, and a rental cost of $2,100 per month. The Ravenswood, West Virginia lease has a term expiring April 6, 2022, and a rental cost of $1,739 per month. The Sandusky, Ohio lease has a term expiring April 18, 2022, and a rental cost of $2,800 per month.

The Company owns or co-owns five other facilities, which are located in Ohio. Two facilities are located in Columbus, of which one is the location of our refinery and the other is for the storage of feedstocks and finished products, the indirect ownership of 65% of which was transferred to Tensile in connection with the Heartland SPV (discussed above under “Part I” - “Item 1. Business” - “Prior Material Acquisitions and Transactions” - “Heartland Share Purchase and Subscription Agreement”), effective January 1, 2020. There are two locations in Zanesville, Ohio, of which one is used for an office, small warehouse facilities for operations and a yard area for the parking of trucks, and the other is used for bulk used oil storage and as a transfer facility. The fifth facility is located in Sandusky, Ohio and is used for bulk storage of used oil and as a transfer facility. All of the Ohio properties relate to the operations of the Black Oil segment.

~~Marrero Facility:~~

We lease a used motor oil refinery located in Marrero, Louisiana. The facility was constructed in 1992 by Chevron Texaco, can currently process more than 180,000 gallons per day and has a total storage capacity of nearly 17 million gallons. The facility is accessible by truck, rail, and barge. The lease has a term expiring in April 2023, with a monthly rental cost of $283,000. The lease also provides us the right to extend the lease for up to four additional five-year extension terms through April 2043. This facility is related to the operations of the Black Oil segment.

~~Myrtle Grove:~~

* * * * *

Revenues

We generate revenues from three existing operating segments as follows:

BLACK OIL - Revenues for our Black Oil segment are comprised primarily of product sales from our re-refineries and feedstock sales (used motor oil) which are purchased from generators of used motor oil such as oil change shops and garages, as well as a network of local and regional suppliers.  Volumes are consolidated for efficient delivery and then sold to third-party re-refiners and fuel oil blenders for the export market.  In addition, through used oil re-refining, we re-refine used oil into different commodity products. Through the operations at our Marrero, Louisiana facility, we produce a Vacuum Gas Oil (VGO) product from used oil re-refining which is then sold via barge to crude refineries to be utilized as an intermediate feedstock in the refining process, as well as to the marine fuels market.

Through the operations at our Columbus, Ohio facility, the ownership of 65% of which was transferred to Tensile in connection with the Heartland SPV (discussed above under “Part I” - “Item 1. Business” - “Prior Material Acquisitions and Transactions”), effective January 1, 2020, we produce a base oil finished product which is then sold via truck or rail car to end users for blending, packaging and marketing of lubricants.

Discontinued operations of Vertex ~~include the Black Oil Segment,~~ also referred to as the UMO Business, includes a portion of the Black Oil Segment, Refer to Note 19, "Discontinued Operations" in Notes to Financial Statements for additional information. Assets which form a part of our Black Oil Segment which will not be sold as part of the sale of the UMO Business consent of (1) our re-refining complex located in Belle Chasse, Louisiana, which we refer to as our Myrtle Grove Facility; (2) our Marine division established in 2022, which consists of blending and distribution of fuels to the marine market; and (3) our finished lubricants and metal operations, including the distribution and blending of lubricants as well as a metal recovery operation.

* * * * *

Cost of Revenues

BLACK OIL - Cost of revenues for our Black Oil segment ~~are comprised primarily of feedstock purchases from a network of providers. Other cost of revenues include~~includes processing costs, transportation costs, purchasing and receiving costs, analytical assessments, brokerage fees and commissions, and surveying and storage costs.

Discontinued operations of Vertex are ~~include the Black Oil Segment, also~~ referred to as the UMO Business which includes a portion of the Black Oil Segment. Refer to Note 19, "Discontinued Operations" in Notes to Financial Statements for additional information.

* * * * *

The net loss decreased 33% to $7.7 million in 2021 compared with $11.4 million in 2020, due to the net income ~~from Black Oil Segment~~mainly generated at our Heartland Refinery, which is included in discontinued operations. Net income from discontinued operations was $22.7 million in 2021, which increased $28.1 million compared to a $5.4 million loss in 2020. Discontinued operations of Vertex include the UMO Business which include a portion of the Black Oil Segment~~, also referred to as the UMO Business,~~. Refer to Note 19, "Discontinued Operations" in Notes to Financial Statements for additional information.

* * * * *

Segment Performance

Our Black Oil segment includes (i) the business operations of MG SPV, in continued operations, which started operations at the end of 2020 and (ii) corporate selling, general and administrative expenses. In our Black Oil segment MG SPV generated revenues of $0.7 million for the year ended December 31, 2021, which is derived from used oil collections. The cost of revenues increased $1.1 million to $1.9 million compared with $0.8 million in 2020, due to the increased cost of revenue and facility maintenance. During the year ended December 31, 2020, these revenues were $4,735 with cost of revenues of $0.8 million. Selling, general and administrative expenses increased $8.6 million to $13.6 million in 2021, compared to $5 million in 2020, primarily resulting from business development expense and legal expenses, which related to the Refinery Purchase Agreement and Sale Agreement. We had loss on assets impairment of $2.1 million for the year ended December 31, 2021. This was mainly due to the assets damaged in our Myrtle Grove facility triggered by Hurricane Ida in August 2021. Refer to “Part II” -“Item 2. Financial Statements and Supplementary Data” in the Notes to Consolidated Financial Statements in “Note 5. Fixed Assets” for more detailed information.

Our Black Oil segment generated minimal revenue in 2020 and 2019 with cost of revenue (exclusive of depreciation and amortization) increasing 21% to $0.8 million in 2020 compared with $0.67 million in 2019, mainly attributable to the increases in facility maintenance, personnel cost and other license and permit fees in order to get the operation ready at the end of 2020. The increase in depreciation and amortization attributable to cost of revenue is due to the addition of vehicles and equipment in 2020. Selling, general and administrative expenses increased $0.7 million to $5 million in 2020, as compared to $4.3 million in 2019, due to a decrease in allocation of expenses as a result of the Heartland Share Purchase and related transactions completed in January 2020, which is described in greater detail under “Part II”-“Item 8. Financial Statements and Supplementary Data” in the Note 6, “Share Purchase, Subscription Agreement and Acquisitions”. The increase in depreciation and amortization attributable to operating expenses is due to the current period recognition of depreciation and amortization.

* * * * *

F-15

Black Oil

~~Through its Black Oil segment, which has been operational since 2001, Vertex Energy aggregates and sells used motor oil. The Company has a network of approximately 50 suppliers that collect used oil from businesses such as oil change service stations, automotive repair shops, manufacturing facilities, petroleum refineries, and petrochemical manufacturing operations. The Company procures the used oil from collectors and manages the logistics of transport, storage and delivery to its customers. Typically, the used oil is sold in bulk to ensure the efficient delivery by truck, rail, or barge. In many cases, there are contractual procurement and sale agreements with the suppliers and customers, respectively. The Company believes these contracts are beneficial to all parties involved because they help ensure a minimum volume is procured from collectors, a minimum volume is sold to the customers, and the Company is insulated from inventory risk by a spread between the costs to acquire used oil and the revenues received from the sale and delivery of used oil. In addition, the Company operates its own re-refining operations at the Cedar Marine Terminal, in Baytown, Texas, which uses the Company's proprietary Thermal Chemical Extraction Process (“TCEP”) technology to re-refine the used oil into marine fuel cutterstock (when such use makes economic sense) and a higher-value feedstock for further processing. The finished product can then be sold by barge as a fuel oil cutterstock and a feedstock component for major refineries. Through the operations at our Marrero, Louisiana facility, we produce a Vacuum Gas Oil (VGO) product from used oil re-refining which is then sold via barge to end users to utilize in a refining process or a fuel oil blend. Through the operations at our Columbus, Ohio facility, the ownership of 65% of which was transferred to Tensile Capital Partners Master Fund LP, an investment fund based in San Francisco, California ("Tensile") in connection with the Heartland SPV (discussed below under “Note 6. Share Purchase, Subscription Agreements and Acquisition” - “Heartland Share Purchase and Subscription Agreement”), effective January 1, 2020, we produce a base oil finished product which is then sold via truck or rail car to end users for blending, packaging and marketing of lubricants.~~

In our Myrtle Grove, Louisiana facility, we are able to re-refine used motor oil and produce a Vacuum Gas Oil (VGO) product that is sold to refineries as well as to the marine fuels market. Vertex Lubricants is strategically located in the middle of Houston, Texas, the heart of the oil industry for North America. Our facility is within three miles of the largest collection of base oils in the world, and because we are conveniently located in the epicenter of oil production, we believe we can develop and manufacture the highest quality lubricants in the most efficient manner.

Discontinued operations of Vertex ~~include the Black Oil Segment,~~ also referred to as the UMO Business, include a portion of the Black Oil Segment. Refer to Note 19, "Discontinued Operations" for additional information. Assets which form a part of our Black Oil Segment which will not be sold as part of the sale of the UMO Business consent of (1) our re-refining complex located in Belle Chasse, Louisiana, which we refer to as our Myrtle Grove Facility; (2) our Marine division established in 2022, which consists of blending and distribution of fuels to the marine market; and (3) our finished lubricants and metal operations, including the distribution and blending of lubricants as well as a metal recovery operation.

APPENDIX B

Heartland Acquisition

    In December 2014, we acquired substantially all of the assets of Warren Ohio Holdings Co., LLC, f/k/a Heartland Group Holdings, LLC (“Heartland”) related to and used in an oil re-refinery and, in connection with the collecting, aggregating and purchasing of used lubricating oils and the re-refining of such oils into processed oils and other products for the distribution, supply and sale to end-customers, including raw materials, finished products and work-in-process, equipment and other fixed assets, customer lists and marketing information, the name ‘Heartland’ and other related trade names, Heartland’s real property relating to its used oil refining facility located in Columbus, Ohio, the ownership of 65% of which was transferred to Tensile in connection with the Heartland SPV (discussed below), effective January 1, 2020, used oil storage and transfer facilities located in Columbus, Zanesville and Norwalk, Ohio, and leases related to storage and transfer facilities located in Zanesville, Ohio, Mount Sterling, Kentucky, and Ravenswood, West Virginia (collectively, the “Heartland Assets”). The Heartland Assets were acquired by our indirect wholly-owned subsidiary, Vertex Refining OH, LLC ("Vertex OH"). The assets and operations acquired from Heartland fall under our Black Oil segment and are in the process of being sold by the Company as part of the UMO Business (discussed and defined below).

* * * * *

Description of Business Activities:

We are an environmental services company that recycles industrial waste streams and off-specification commercial chemical products. Our primary focus is recycling used motor oil and other petroleum by-products. We are engaged in operations across the entire petroleum recycling value chain including collection, aggregation, transportation, storage, re-refinement, and sales of aggregated feedstock and re-refined products to end users. We operate in three segments:

(1) Black Oil,

(2) Refining and Marketing, and

(3) Recovery.

We currently provide our services in 15 states, primarily in the Gulf Coast, Midwest and Mid-Atlantic regions of the United States. For the rolling twelve-month period ending December 31, 2021, we aggregated approximately 87.5 million gallons of used motor oil and other petroleum by-product feedstocks and managed the re-refining of approximately 79.7 million gallons of used motor oil with our proprietary TCEP, VGO and Base Oil processes.

Our Black Oil- our continued operations segment operates a facility in Marrero, Louisiana, which re-refines used motor oil and also produces VGO and owns 85% of an entity which owns a re-refining complex in Belle Chasse, Louisiana, which we call our Myrtle Grove facility. On April 1, 2022, the Company acquired the remainder 15% interest in MG SPV from Tensile and we now own 100% of this facility. This segment also includes our Vertex finished lubricants operations of specialty blending and packaging of lubricants. Additionally, in January 2022, our Marine bunkering operations became part of this segment. This division trades and sells marine fuel to customers.

Our Black Oil- discontinued operations segment collects and purchases used motor oil directly from third-party generators, aggregates used motor oil from an established network of local and regional collectors, and sells used motor oil to our customers for use as a feedstock or replacement fuel for industrial burners. We operate a refining facility that uses our proprietary TCEP and we also utilize third-party processing facilities. TCEP’s original purpose was to re-fine used oil into marine cutterstock; however, in the third quarter of fiscal 2015, that use ceased to be economically accretive, and instead, we operated TCEP for the purposes of pre-treating our used motor oil feedstock prior to shipping to our facility in Marrero, Louisiana. During the fourth quarter of 2019, the original purpose of TCEP once again became economically viable and at that time we switched to using TCEP to re-fine used oil into marine cutterstock; provided that with the decline in oil prices and challenges in obtaining feedstock during early 2020, we switched back to using TCEP for the purposes of pre-treating our used motor oil feedstock prior to shipping to our facility in Marrero, Louisiana, and continuing through the filing date of this report.

Our Refining and Marketing segment aggregates and manages the re-refinement of used motor oil and other petroleum by-products and sells the re-refined products to end customers. In addition, we are distributing refined motor fuels such as gasoline, blended gasoline products and diesel used as engine fuels, to third party customers who typically resell these products to retailers and end consumers.

           Our Recovery segment includes a generator solutions company for the proper recovery and management of hydrocarbon streams as well as metals which includes transportation and marine salvage services throughout the Gulf Coast.

Black Oil Segment

In our Myrtle Grove, Louisiana facility, we are able to re-refine used motor oil and produce a Vacuum Gas Oil (VGO) product that is sold to refineries as well as to the marine fuels market. Vertex Lubricants is strategically located in the middle of Houston, Texas, the heart of the oil industry for North America. Our facility is within three miles of the largest collection of base oils in the world, and because we are conveniently located in the epicenter of oil production, we believe we can develop and manufacture the highest quality lubricants in the most efficient manner. Additionally, we take pride in ourselves as a specialty blending and packaging company. This facility is part of our continued operations. This facility is part of our continued operations.

Discontinued operations of Vertex also referred to as the UMO Business, include a portion of the Black Oil Segment, Refer to “Part II” - “Item 8. Financial Statements and Supplementary Data”, Note 19, “Discontinued Operations” for additional information. Assets which form a part of our Black Oil Segment which will not be sold as part of the sale of the UMO Business consent of (1) our re-refining complex located in Belle Chasse, Louisiana, which we refer to as our Myrtle Grove Facility; (2) our Marine division established in 2022, which consists of blending and distribution of fuels to the marine market; and (3) our finished lubricants and metal operations, including the distribution and blending of lubricants as well as a metal recovery operation.

Refining and Marketing Segment

Our Refining and Marketing segment is engaged in the aggregation of feedstock, re-refining it into higher value end products, and selling these products to our customers, as well as related transportation and storage activities. We aggregate a diverse mix of feedstocks including used motor oil, petroleum distillates, transmix and other off-specification chemical products. These feedstock streams are purchased from pipeline operators, refineries, chemical processing facilities and third-party providers. We have a toll-based processing agreement in place with Monument Chemical Port Arthur, LLC (formerly with KMTEX) to re-refine feedstock streams, under our direction, into various end products that we specify. Monument Chemical uses industry standard processing technologies to re-refine our feedstocks into pygas, gasoline blendstock and marine fuel cutterstock. We sell all of our re-refined products directly to end-customers or to processing facilities for further refinement. In addition, we are distributing refined motor fuels such as gasoline, blended gasoline products and diesel used as engine fuels, to third party customers who typically resell these products to retailers and end consumers.

* * * * *

The way that the product categories above fit into our three operating segments (1) Black Oil; (2) Refining and Marketing; and (3) Recovery, are indicated below:

	Black Oil(1)	Refining and Marketing(2)	Recovery(3)
Base oil	X		X
Pygas		X
Industrial fuel	X	X
Distillates		X
Oil collection services	X
Metals			X
Other re-refinery products	X		X
VGO/Marine fuel sales	X

(1) As discussed in greater detail above under “Black Oil Segment”, the Black Oil segment continued operations consist primarily of the sale of (a) other re-refinery products, recovered products, and used motor oil; (b) specialty blending and packaging of lubricants, (c) transportation revenues; and (d) the sale of VGO (vacuum gas oil)/marine fuel and the Black Oil segment discontinued operations include the sale of (a) petroleum products which include base oil and industrial fuels—which consist of used motor oils, cutterstock and fuel oil generated by our facilities; (b) oil collection services—which consist of used oil sales, burner fuel sales, antifreeze sales and service charges; (c) the sale of other re-refinery products including asphalt, condensate, recovered products, and used motor oil; (d) transportation revenues; and (e) the sale of VGO (vacuum gas oil)/marine fuel.

(2) As discussed in greater detail above under “Refining and Marketing Segment”, the Refining and Marketing segment consists primarily of the sale of pygas; industrial fuels, which are produced at a third-party facility (Monument Chemical); and distillates.

(3) As discussed in greater detail above under “Recovery Segment”, the Recovery segment consists primarily of revenues generated from the sale of ferrous and non-ferrous recyclable Metal(s) products that are recovered from manufacturing and consumption. It also includes revenues generated from trading/marketing of Group III Base Oils.

* * * * *

Customers

The Black Oil segment sells refined products, recovered products, used oil, VGO, and blended lubricants to numerous customers in the Gulf Coast. The primary customers of its products are packagers, distributers, blenders and industrial burners, as described above as well as re-refiners of the feedstock.

The Recovery segment does not rely solely on contracts, but mainly on the spot market as well as a strategic network of customers and vendors to support the purchase and sale of its products which are commodities. It also relies on project-based work which it bids on from time to time of which there is no guarantee or assurance of repeat business.

* * * * *

Properties and Facilities

Continued operations

        Prior to June 17, 2019, we owned all of, and subsequent to June 17, 2019, as a result of the MG Purchase Agreement, defined and described above under “Part I” - “Item 1. Business” - “Prior Material Acquisitions and Transactions” - “Heartland Share Purchase and Subscription Agreement”- “Myrtle Grove Share Purchase and Subscription Agreement”, we own 85% of an entity which leases 45 acres of land on the Gulf Coast in Myrtle Grove, Louisiana. The site, which is currently being developed, is located approximately 26 miles from the Marrero facility (described above). Existing infrastructure includes offices and maintenance buildings, a lab, a control room, and a process area with existing piling and concrete, loading and unloading areas and fire protection for the process area. We also transferred additional refining equipment which we owned or leased located on the site to MG SPV in connection with the transaction described above. The lease has a term expiring on March 24, 2022, and a rental cost of $54,000 per month. The lease also has 10 additional five-year term renewal options through 2072, with the rental cost of each extension term increasing by 8% of the preceding term. This facility is related to the operations of the Black Oil segment.

Our lubricants facility is strategically located in the middle of Houston, Texas, the heart of the oil industry for North America. Our facility is within three miles of the largest collection of base oils in the world, and because we are conveniently located in the epicenter of oil production, we believe we can develop and manufacture the highest quality lubricants in the most efficient manner. Additionally, we take pride in ourselves as a specialty blending and packaging company. This facility is part of our continued operations.

Discontinued operations

The Company owns three oil collection facilities operated by H&H Oil, which are located in Houston, Austin, and Corpus Christi, Texas. The three owned locations range from 2 acres to 5 acres in area and have offices, storage tank facilities, small warehouse facilities for operations and yard areas for the parking of trucks. These facilities are related to the operations of the Black Oil segment.

In addition, the Company leases four smaller facilities, one located in San Antonio, Texas, one in Mission, Texas, one in Pittsburg, Texas, and one in Dallas, Texas, each with a small yard for the parking of trucks, small storage tanks and an office. The San Antonio facility is leased under a thirty-six month lease which expired in June 2013 (subject to our right to renew the lease for an additional twelve months and/or purchase the property at the end of the lease term), which has a rental cost of $2,500 per month, provided that while not formally extended, we continue to operate under the same cost on a month to month basis. The Mission, Texas lease had a term expiring on September 1, 2021, and a rental cost of $1,250 per month, provided that we continue to operate under the same cost on a month-to-month basis after such expiration. The Pittsburg lease is for three years, expiring May 1, 2024, at a monthly cost of $4,776. The Dallas lease has a term through October 31, 2022, for a rental cost of $3,500 per month. These facilities are related to the operations of the Black Oil segment.

The Company leases a 19-acre tank terminal facility in Baytown, Texas, where it aggregates the majority of the used motor oil for its TCEP technology. The TCEP technology is located on-site at this facility, which also has facilities for the loading and unloading of trucks and barges located near the Houston Ship Channel. The lease relating to this facility expires on November 30, 2032. The monthly rent relating to this facility is approximately $25,000 per month through November 2027, and $30,000 per month during the remaining term of the lease. The lease contains a provision providing the landlord the right to buy out our rights under the lease for the fair market value of such rights (as provided in the lease agreement) upon the occurrence of any change of control of the Company, including the sale of substantially all of our assets; or our merger with another entity which results in our shareholders holding less than 50% of the voting stock of the post-merger entity. Additionally, we have a right of first refusal to buy the landlord’s interest in the property leased in the event the landlord receives a bona fide offer to sell the premises and notifies us of its intent to accept such offer. This facility is related to the operations of the Black Oil segment.

We also lease approximately 6,848 square feet of office space at our current principal executive office located at 1331 Gemini St., Suite 250, Houston, Texas 77058. The office rent is $10,985 per month through August 31, 2022, the end of the lease term. This property relates to general administrative functions of the Company and is proportionally allocated to each of our three segments.

The Company leases four smaller facilities, two located in Zanesville and Sandusky, Ohio, one in Mount Sterling, Kentucky, and one in Ravenswood, West Virginia each with a small yard for the parking of trucks, small storage tanks and an office. The Zanesville facility is leased under a twelve-month lease with automatic renewals (subject to either party providing a written notice to the other party of the intent to cancel the lease prior to thirty days from the expiration of the current term), which has a rental cost of $3,500 per month. The Mount Sterling, Kentucky lease has a term expiring on April 30, 2024, and a rental cost of $2,100 per month. The Ravenswood, West Virginia lease has a term expiring April 6, 2022, and a rental cost of $1,739 per month. The Sandusky, Ohio lease has a term expiring April 18, 2022, and a rental cost of $2,800 per month.

The Company owns or co-owns five other facilities, which are located in Ohio. Two facilities are located in Columbus, of which one is the location of our refinery and the other is for the storage of feedstocks and finished products, the indirect ownership of 65% of which was transferred to Tensile in connection with the Heartland SPV (discussed above under “Part I” - “Item 1. Business” - “Prior Material Acquisitions and Transactions” - “Heartland Share Purchase and Subscription Agreement”), effective January 1, 2020. There are two locations in Zanesville, Ohio, of which one is used for an office, small warehouse facilities for operations and a yard area for the parking of trucks, and the other is used for bulk used oil storage and as a transfer facility. The fifth facility is located in Sandusky, Ohio and is used for bulk storage of used oil and as a transfer facility. All of the Ohio properties relate to the operations of the Black Oil segment.

We lease a used motor oil refinery located in Marrero, Louisiana. The facility was constructed in 1992 by Chevron Texaco, can currently process more than 180,000 gallons per day and has a total storage capacity of nearly 17 million gallons. The facility is accessible by truck, rail, and barge. The lease has a term expiring in April 2023, with a monthly rental cost of $283,000. The lease also provides us the right to extend the lease for up to four additional five-year extension terms through April 2043. This facility is related to the operations of the Black Oil segment.

* * * * *

Revenues

We generate revenues from three existing operating segments as follows:

BLACK OIL - Revenues for our Black Oil segment are comprised primarily of product sales from our re-refineries and feedstock sales (used motor oil) which are purchased from generators of used motor oil such as oil change shops and garages, as well as a network of local and regional suppliers.  Volumes are consolidated for efficient delivery and then sold to third-party re-refiners and fuel oil blenders for the export market.  In addition, through used oil re-refining, we re-refine used oil into different commodity products. Through the operations at our Marrero, Louisiana facility, we produce a Vacuum Gas Oil (VGO) product from used oil re-refining which is then sold via barge to crude refineries to be utilized as an intermediate feedstock in the refining process, as well as to the marine fuels market.

Through the operations at our Columbus, Ohio facility, the ownership of 65% of which was transferred to Tensile in connection with the Heartland SPV (discussed above under “Part I” - “Item 1. Business” - “Prior Material Acquisitions and Transactions”), effective January 1, 2020, we produce a base oil finished product which is then sold via truck or rail car to end users for blending, packaging and marketing of lubricants.

Discontinued operations of Vertex also referred to as the UMO Business, include a portion of the Black Oil Segment, Refer to Note 19, "Discontinued Operations" in Notes to Financial Statements for additional information. Assets which form a part of our Black Oil Segment which will not be sold as part of the sale of the UMO Business consent of (1) our re-refining complex located in Belle Chasse, Louisiana, which we refer to as our Myrtle Grove Facility; (2) our Marine division established in 2022, which consists of blending and distribution of fuels to the marine market; and (3) our finished lubricants and metal operations, including the distribution and blending of lubricants as well as a metal recovery operation.

* * * * *

Cost of Revenues

BLACK OIL - Cost of revenues for our Black Oil segment includes processing costs, transportation costs, purchasing and receiving costs, analytical assessments, brokerage fees and commissions, and surveying and storage costs.

Discontinued operations of Vertex are referred to as the UMO Business which includes a portion of the Black Oil Segment. Refer to Note 19, "Discontinued Operations" in Notes to Financial Statements for additional information.

* * * * *

The net loss decreased 33% to $7.7 million in 2021 compared with $11.4 million in 2020, due to the net income mainly generated at our Heartland Refinery, which is included in discontinued operations. Net income from discontinued operations was $22.7 million in 2021, which increased $28.1 million compared to a $5.4 million loss in 2020. Discontinued operations of Vertex include the UMO Business which includes a portion of the Black Oil Segment. Refer to Note 19, "Discontinued Operations" in Notes to Financial Statements for additional information.

* * * * *

Segment Performance

Our Black Oil segment includes (i) the business operations of MG SPV, in continued operations, which started operations at the end of 2020 and (ii) corporate selling, general and administrative expenses. In our Black Oil segment MG SPV generated revenues of $0.7 million for the year ended December 31, 2021, which is derived from used oil collections. The cost of revenues increased $1.1 million to $1.9 million compared with $0.8 million in 2020, due to the increased cost of revenue and facility maintenance. During the year ended December 31, 2020, these revenues were $4,735 with cost of revenues of $0.8 million. Selling, general and administrative expenses increased $8.6 million to $13.6 million in 2021, compared to $5 million in 2020, primarily resulting from business development expense and legal expenses, which related to the Refinery Purchase Agreement and Sale Agreement. We had loss on assets impairment of $2.1 million for the year ended December 31, 2021. This was mainly due to the assets damaged in our Myrtle Grove facility triggered by Hurricane Ida in August 2021. Refer to “Part II” -“Item 2. Financial Statements and Supplementary Data” in the Notes to Consolidated Financial Statements in “Note 5. Fixed Assets” for more detailed information.

Our Black Oil segment generated minimal revenue in 2020 and 2019 with cost of revenue (exclusive of depreciation and amortization) increasing 21% to $0.8 million in 2020 compared with $0.67 million in 2019, mainly attributable to the increases in facility maintenance, personnel cost and other license and permit fees in order to get the operation ready at the end of 2020. The increase in depreciation and amortization attributable to cost of revenue is due to the addition of vehicles and equipment in 2020. Selling, general and administrative expenses increased $0.7 million to $5 million in 2020, as compared to $4.3 million in 2019, due to a decrease in allocation of expenses as a result of the Heartland Share Purchase and related transactions completed in January 2020, which is described in greater detail under “Part II”-“Item 8. Financial Statements and Supplementary Data” in the Note 6, “Share Purchase, Subscription Agreement and Acquisitions”. The increase in depreciation and amortization attributable to operating expenses is due to the current period recognition of depreciation and amortization.

* * * * *

F-15

Black Oil

In our Myrtle Grove, Louisiana facility, we are able to re-refine used motor oil and produce a Vacuum Gas Oil (VGO) product that is sold to refineries as well as to the marine fuels market. Vertex Lubricants is strategically located in the middle of Houston, Texas, the heart of the oil industry for North America. Our facility is within three miles of the largest collection of base oils in the world, and because we are conveniently located in the epicenter of oil production, we believe we can develop and manufacture the highest quality lubricants in the most efficient manner. Additionally, we take pride in ourselves as a specialty blending and packaging company. This facility is part of our continued operations.

Discontinued operations of Vertex are also referred to as the UMO Business, includes a portion of the Black Oil Segment. Refer to Note 19, "Discontinued Operations" for additional information. Assets which form a part of our Black Oil Segment which will not be sold as part of the sale of the UMO Business consent of (1) our re-refining complex located in Belle Chasse, Louisiana, which we refer to as our Myrtle Grove Facility; (2) our Marine division established in 2022, which consists of blending and distribution of fuels to the marine market; and (3) our finished lubricants and metal operations, including the distribution and blending of lubricants as well as a metal recovery operation.